EXHIBIT 99.2


                  [THE DIALOG CORPORATION PLC LETTERHEAD]

News Announcement
For Immediate Release

                               NOTICE OF AGM

      The Dialog Corporation plc Annual General Meeting will be held on 1st July 1999. It is expected that the annual report and accounts for the 12 month period ended 31st December 1998, containing an unqualified audit report thereon, will be published to shareholders on Monday 7th June 1999.